SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 5)


                            Goodrich Petroleum Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                          COMMON STOCK, PAR VALUE $0.20
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   382410 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)



--------------------------------------------------------------------------------
                             Dennis J. Block, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555



(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 28, 2001

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box /x/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.

                                  SCHEDULE 13D

----------------------------                           -------------------------
CUSIP NO.                                              PAGE 2 OF 4 PAGES
----------------------------                           -------------------------


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Patrick E. Malloy

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     (A) / /     (B)  /x/
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     PF

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)  / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      2,387,958

   NUMBER OF
                ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         0
   OWNED BY
                ----------------------------------------------------------------
     EACH       9     SOLE DISPOSITIVE POWER
   REPORTING          2,387,958
    PERSON
                ----------------------------------------------------------------
     WITH       10    SHARED DISPOSITIVE POWER
                      0

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,387,958

--------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       13.4%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                                 AMENDMENT NO. 5

INTRODUCTION

      This Amendment No. 5 relates to the Schedule 13D originally filed on behalf of Patrick E. Malloy (the "Reporting Person") with the Securities and Exchange Commission on October 28, 1999. The text of Item 5 of the Schedule 13D is hereby amended as follows:

ITEM 5.     INTEREST OF SECURITIES OF THE ISSUER.

According to the prospectus dated January 25, 2001 filed by the Corporation on Form 424(b), the Corporation had issued and outstanding 17,505,032 shares of Common Stock. The Reporting Person is the beneficial owner of 2,387,958 shares of Common Stock or 13.4% of the outstanding Common Stock, consisting of (i) 2,052,598 shares of Common Stock, (ii) warrants to purchase 330,000 shares of Common Stock, which are currently exercisable, and (iii) 78,450 shares of Series A Convertible Preferred Stock, which are currently convertible into 32,360 shares of Common Stock.

            (b) The Reporting Person has the sole power to vote, or to direct the vote of, 2,387,958 shares of Common Stock and sole power to dispose of, or to direct the disposition of, 2,387,958 shares of Common Stock.

            (c) The Reporting Person had the following open market transactions in shares of Common Stock over the 60 days preceding February 20, 2001:

                                                 Purchase     Price Per
            Date             Number of Shares     or Sale       Share

         01/28/2001                  479,000      Purchase          $5.00 (1)
         02/06/2001                   14,300      Purchase          $5.10
         02/07/2001                      500      Purchase          $5.10
         02/12/2001                    2,000      Purchase          $5.25
         02/13/2001                   14,400      Purchase          $5.30
                                      ------

            TOTAL                    510,200



----------------------------------
 (1) Purchased pursuant to the public offering by the Corporation.

SIGNATURE.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 22, 2001


                                       /s/  PATRICK E. MALLOY
                                       -----------------------------------------
                                            PATRICK E. MALLOY